Exhibit 12

FORM OF OPINION

                    , 2018

[FS Investment Corporation 201 Rouse Boulevard Philadelphia, Pennsylvania 19112]

[Capital Corporate Trust, Inc. 201 Rouse Boulevard Philadelphia, Pennsylvania 19112]

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to FS Investment Corporation, a business development company organized as a Maryland corporation (the “Acquiring Fund”), to Capital Corporate Trust, Inc., a business development company organized as a Maryland corporation (the “Acquired Fund”) and to IC Acquisition, Inc., a Maryland corporation and wholly-owned direct subsidiary of the Acquiring Fund (the “Merger Sub”), in connection with the merger of the Merger Sub with and into the Acquired Fund, with the Acquired Fund being the surviving entity, followed by the merger of the Acquired Fund with and into the Acquiring Fund, and holders of shares of common stock of the Acquired Fund (the “Acquired Fund Shares”) receiving, in cancellation of their Acquired Fund Shares, shares of common stock of the Acquiring Fund (the “Acquiring Fund Shares”) plus cash in lieu of fractional shares of the Acquiring Fund (collectively, the “Reorganization”), pursuant to the Agreement and Plan of Merger, dated             , 2018, between the Acquiring Fund, the Acquired Fund and the Merger Sub (the “Plan”), specifically regarding whether the Reorganization will be treated for U.S. federal income tax purposes as a reorganization qualifying under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Registration Statement (including the Joint Proxy Statement/Prospectus), (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion. This opinion is based on the assumption that the Reorganization will be consummated in accordance with the Plan, the Registration Statement (including the Joint Proxy Statement/Prospectus) and such other documents, certificates and records. This opinion is based upon the Code, Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion is expressly only as of the date hereof. Except as set forth above, we express no other opinion.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and any amendments thereto, covering the registration of the Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,